

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

Re: La Rosa Holdings Corp.
Draft Registration Statement on Form S-1
Submitted December 17, 2021
CIK No. 0001879403

Dear Mr. La Rosa:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted December 17, 2021

Use of Proceeds, page 30

1. Please revise your disclosure to provide the information required by Item 504 of Regulation S-K.

Managment's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

2.   We note your disclosure that the changes in revenues and expenses from 2019 to 2020 primarily relate to a change in the corporate model of company owned agencies to franchising. Please elaborate on the change that was made and how it impacted your revenues and expenses.

Management, page 57

3.   We note you have identified director nominees. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act.

Involvement in Certain Legal Proceedings, page 64

4.   We note your statement: "Except as included below...." It is not clear what this statement is referring to. Please advise or revise as appropriate.

Transactions with Related Persons, page 74

5.   We note the related party transactions described in Note 4 to your financial statements. Please provide the disclosure required by Item 404 of Regulation S-K.

Note 8. Segments, page F-19

6.   We note your disclosure throughout the filing that your experienced agents receive a 100% commission split. We also note your disclosure on page 36 that your residential brokerage revenue derives from percentage fees paid on agent-generated residential real estate transactions. Please clarify what other amounts are recognized as revenue in your Real Estate Brokerage Services segment, and tell us what your profit from this segment primarily consists of.

You may contact Eric McPhee at 202-551-3713 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross David Carmel, Esq.